Exhibit 99.4

ARCHER : Approval of prospectus for introducing new shares for trading on Oslo Børs
14|11|2011
Hamilton, Bermuda (November 14, 2011)

The Financial Supervisory Authority of Norway ("Finanstilsynet") has approved the prospectus dated November 14, 2011 in connection with the listing of 30,240,120 new shares on Oslo Børs, out of which 30,000,000 shares have been issued at a subscription price of NOK 30 per share, and 240,120 shares will be issued as part of a settlement with former Allis-Chalmers Energy Inc. stockholders.

The prospectus will be made publicly available at the offices of Archer (c/o Archer Management Limited (UK), 2 Basil Street, London SW3 1AA, Great Britain) and the Managers. The prospectus will also be made available on the following websites:

www.archerwell.com

www.platoumarkets.com

www.carnegie.no

www.pareto.no

www.danskebank.com

www.dnb.no/markets

www.first.no

www.nordea.no

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)